UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Acucela Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

00510T 109

(CUSIP Number)

Masashi Okuyama

Legal & Compliance Dept. of SBI Holdings, Inc.

SBI Holdings, Inc.

Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan

+81-3-6229-0122

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00510T 109

1	Name of reporting person: SBI Holdings, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 8,351,225
	9	Sole dispositive power -0-
	10	Shared dispositive power 8,351,225
11	Aggregate amount beneficially owned by each reporting person 8,351,225
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 22.3% (1)
14	Type of reporting person CO (Corporation organized in Japan)

(1)	The calculations set forth in Row (13) for each Reporting Person is based on 37,445,276 shares of Common Stock, no par value, outstanding as of April 27, 2016, as reported on the Form 10-Q for the fiscal quarter ended March 31, 2016, filed by the Issuer with the Securities and Exchange Commission on May 10, 2016.

CUSIP No. 00510T 109

1	Name of reporting person: SBI Capital Management Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 6,196,869
	9	Sole dispositive power -0-
	10	Shared dispositive power 6,196,869
11	Aggregate amount beneficially owned by each reporting person 6,196,869
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 16.5%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Investment Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 4,160,115
	9	Sole dispositive power -0-
	10	Shared dispositive power 4,160,115
11	Aggregate amount beneficially owned by each reporting person 4,160,115
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 11.1%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Incubation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 2,154,356
	9	Sole dispositive power -0-
	10	Shared dispositive power 2,154,356
11	Aggregate amount beneficially owned by each reporting person 2,154,356
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.8%
14	Type of reporting person CO (Corporation organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: BIOVISION Life Science Fund No.1
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,777,778
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,777,778
11	Aggregate amount beneficially owned by each reporting person 1,777,778
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Bio Life Science Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 1,871,250
	9	Sole dispositive power -0-
	10	Shared dispositive power 1,871,250
11	Aggregate amount beneficially owned by each reporting person 1,871,250
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.0%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI BB Mobile Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 258,582
	9	Sole dispositive power -0-
	10	Shared dispositive power 258,582
11	Aggregate amount beneficially owned by each reporting person 258,582
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

CUSIP No. 00510T 109

1	Name of reporting person: SBI Phoenix No. 1 Investment LPS
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐ Please see response to Item 5
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 252,505
	9	Sole dispositive power -0-
	10	Shared dispositive power 252,505
11	Aggregate amount beneficially owned by each reporting person 252,505
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person PN (Limited partnership organized in Japan)

SCHEDULE 13D

Acucela Inc.

EXPLANATORY NOTE

The Statement on Schedule 13D originally filed by the persons named therein with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 dated September 30, 2014 and filed October 10, 2014; Amendment No. 2 dated January 28, 2015 and filed January 30, 2015; Amendment No. 3 dated March 2, 2015 and filed March 3, 2015; Amendment No. 4 dated March 13, 2015 and filed March 17, 2015; Amendment No. 5 dated March 31, 2015 and filed April 3, 2015; Amendment No. 6 dated and filed April 8, 2015; Amendment No. 7 dated May 1, 2015 and filed May 14, 2015; and Amendment No. 8 dated November 26, 2015 and filed December 1, 2015 (as so amended, the “Statement”), is hereby amended with respect to the items set forth below by this Amendment No. 9 (this “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Statement is hereby deleted and replaced with the following:

“Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Statement is filed on behalf of:

SBI Holdings, Inc.

SBI Capital Management Co., Ltd.

SBI Investment Co., Ltd.

SBI Incubation Co., Ltd.

BIOVISION Life Science Fund No. 1

SBI Bio Life Science Investment LPS

SBI BB Mobile Investment LPS

SBI Phoenix No. 1 Investment LPS

The address for each Reporting Person is Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan.

SBI Holdings, Inc., a corporation organized in Japan (“SBI Holdings”), is the parent company of the SBI Group, a financial services group in Japan.

The Common Stock is held directly by SBI Incubation Co., Ltd., BIOVISION Life Science Fund No. 1, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, and SBI Phoenix No. 1 Investment LPS (collectively, the “Direct Holders”). Each is a corporation or private investment fund organized in Japan.

SBI Incubation Co., Ltd. is an indirect wholly-owned subsidiary of SBI Holdings.

SBI Capital Management Co., Ltd., a corporation organized in Japan (“SBI Capital Management”), is a wholly-owned subsidiary of SBI Holdings.

SBI Investment Co., Ltd., a corporation organized in Japan (“SBI Investment”), is a wholly-owned subsidiary of SBI Capital Management.

SBI Investment is the sole general partner or the sole liquidator of BIOVISION Life Science Fund No. 1, SBI Bio Life Science Investment LPS, SBI BB Mobile Investment LPS, and SBI Phoenix No. 1 Investment LPS.

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of SBI Holdings’ directors and executive officers. In their capacity as directors or executive officers of SBI Holdings, each may be deemed a person controlling the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following paragraph to the end thereof:

“On June 2, 2016 and June 3, 2016, SBI Incubation Co., Ltd. purchased 598,800 shares of Common Stock for an aggregate purchase price of $5,918,411, exclusive of any fees, commissions or other expenses (the “Share Purchase”). The 598,800 shares of Common Stock were purchased at a weighted average purchase price of $9.88 per share, at prices ranging from $9.34 to $11.14. The funds were provided from SBI Incubation Co., Ltd.’s available cash resources.

SBI Incubation Co., Ltd. hereby undertakes to provide upon request to the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the purchases were effected.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Statement are hereby deleted and replaced with the following:

“(a), (b)

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own the aggregate number of and percentage of Common Stock listed opposite its name:

Reporting Person	Amount Beneficially Owned[1]	Percent of Class[2]	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition of	Shared power to dispose or direct the disposition of
SBI Holdings, Inc.	8,351,225	22.3%	0	8,351,225	0	8,351,225
SBI Capital Management Co., Ltd.	6,196,869	16.5%	0	6,196,869	0	6,196,869
SBI Investment Co., Ltd.	4,160,115	11.1%	0	4,160,115	0	4,160,115
SBI Incubation Co., Ltd.	2,154,356	5.8%	0	2,154,356	0	2,154,356
BIOVISION Life Science Fund No.1	1,777,778	4.7%	0	1,777,778	0	1,777,778
SBI Bio Life Science Investment LPS	1,871,250	5.0%	0	1,871,250	0	1,871,250
SBI BB Mobile Investment LPS	258,582	0.7%	0	258,582	0	258,582
SBI Phoenix No. 1 Investment LPS	252,505	0.7%	0	252,505	0	252,505

[1]	Each of the Reporting Persons expressly disclaims beneficial ownership of the Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.
[2]	The percentage ownership is based upon 37,445,276 outstanding shares as reported by the Issuer in its FORM 10-Q filed with the Securities and Exchange Commission on May 10, 2016.

(c) Other than with respect to the Share Purchase, none of (i) the Reporting Persons and, (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule A hereto has effected any transaction in the Issuer’s Common Stock during the past 60 days.”

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 7, 2016

SBI HOLDINGS, INC.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director, President & CEO

SBI CAPITAL MANGEMENT CO., LTD.

SBI INVESTMENT CO., LTD.,

SBI INCUBATION CO., LTD.,

BIOVISION LIFE SCIENCE FUND NO.1,

SBI BIO LIFE SCIENCE INVESTMENT LPS,

SBI BB MOBILE INVESTMENT LPS,

AND

SBI PHOENIX NO. 1 INVESTMENT LPS,

By:	/s/ Katsuya Kawashima
Name:	Katsuya Kawashima
Title:	Authorized Signatory

SCHEDULE A

The business address of each director and executive officer is c/o SBI Holdings, Inc., Izumi Garden Tower 19F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6019, Japan. Each director and executive officer is a citizen of Japan except for　Ayako Hirota Weissman, a citizen of the United States.

SBI HOLDINGS, INC. — BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address
Yoshitaka Kitao	Representative Director, President & CEO	Representative Director and Chairman of SBI Investment Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and Chairman of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of Morningstar Japan K.K.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Japannext Co., Ltd.	3-1-1 Roppongi, Minato-ku, Tokyo, Japan
		Director and Chairman of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director and Chairman of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director & CEO of SBI Pharmaceuticals Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and Chairman of SBI GLOBAL ASSET MANAGEMENT Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director of SBI Hong Kong Holdings Co., Limited	Suites 1101 & 1115-1116, 11th Floor, Two International Finance Centre, No. 8 Finance Street, Hong Kong
		Director of SBI ALA Hong Kong Co., Limited	Suites 1101 & 1115-1116, 11th Floor, Two International Finance Centre, No. 8 Finance Street, Hong Kong

Katsuya Kawashima	Representative Director, Senior Executive Vice President & Co-COO	Director of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and President of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and President of SBI Investment Co., Ltd Representative Director of SBI Incubation Co., Ltd. Representative Director of SBI Transscience Co., Ltd. Director of SBI Savings Bank	1-6-1 Roppongi, Minato-ku, Tokyo, Japan 1-6-1 Roppongi, Minato-ku, Tokyo, Japan 1-6-1 Roppongi, Minato-ku, Tokyo, Japan 9F~11F, East Tower, Center1, 26, Eulji-ro 5-gil, Jung-gu, Seoul, Korea

Name	Title	Present Occupation	Present Business Address
Takashi Nakagawa	Representative Director, Senior Executive Vice President & Co-COO	Director of SBI Investment Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Incubation Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Transscience Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Chairman of the Board of Directors of SBI AXES Co., Ltd.	2-1-1 Shibuya, Shibuya-ku, Tokyo, Japan
		Representative Director and President of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director and Chairman of SBI MONEY PLAZA Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Tomoya Asakura	Director & Senior Managing Executive Officer	Representative Director & President of Morningstar Japan K.K.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Insurance Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director of Morningstar Asset Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director & President of SBI SSI Holdings Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Life Insurance Co., Ltd.	2-4-1, Nishishinjuku, Shinjuku-ku, Tokyo, Japan
		Representative Director, President & CEO of SBI GLOBAL ASSET MANAGEMENT Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI ENERGY Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director and Chairman of SBI Bond Investment Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Shumpei Morita	Director, Managing Executive Officer & CFO	Representative Director and President of SBI Business Solutions Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI FINANCIAL SERVICES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Name	Title	Present Occupation	Present Business Address
		Director of SBI Capital Management Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Director of SBI Incubation Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
		Representative Director of SBI Art Auction Co., Ltd.	3-6-11, Ariake, Koto-ku, Tokyo, Japan
		Statutory Auditor of SBI Pharmaceuticals Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Kazuhiro Nakatsuka	Director, Managing Executive Officer	Representative Director of SBI ENERGY Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Masato Takamura	Director	Representative Director and President of SBI SECURITIES Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Tatsuo Shigemitsu	Director	Representative Director and President of SBI Liquidity Market Co., Ltd.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan
Masaki Yoshida	Director	Representative Director of YOSHIDAMASAKI INC.	4-2-27 Shibuya, Shibuya-ku, Tokyo, Japan
		Representative Director and Chairman of Watanabe Entertainment Co., Ltd.	4-2-12 Jingumae, Shibuya-ku, Tokyo, Japan
		Outside Director of KLab Inc.	6-10-1 Roppongi, Minato-ku, Tokyo, Japan
		Chairperson of Board of Trustees at WATANABE FOUNDATION FOR MUSIC & CULTURE	6-27-8 Jingumae Shibuya-ku, Tokyo, Japan
		Advisor of Giga Media Inc.	1-21-16 Yoyogi, Shibuya-ku, Tokyo, Japan

Kiyoshi Nagano	Outside Director	Outside Audit & Supervisory Board Member of Shin-Etsu Chemical Co., Ltd.	2-6-1 Otemachi, Chiyoda-ku, Tokyo, Japan
		Outside Director of LEC, INC.	3-15-1 Nihonbashi Hamacho, Chuo-ku, Tokyo, Japan

Keiji Watanabe	Outside Director	Independent Outside Director of ASAHI KOGYOSHA CO., LTD.	3-13-12 Mita, Minato-ku, Tokyo, Japan
		Outside Director of Aoyama Zaisan Networks Company, Limited	8-4-14 Akasaka, Minato-ku, Tokyo, Japan

Akihiro Tamaki	Outside Director	Representative Director of SiFA Co., Ltd.	1-22-19 Komaba, Meguro-ku, Tokyo, Japan
		External Corporate Auditor of Avex Group Holdings Inc.	1-6-1 Roppongi, Minato-ku, Tokyo, Japan

Masanao Marumono	Outside Director	Counsel for SMBC Green Service Co., Ltd.	3-3-15 Nishi Ishikiricho, Higashi Osaka-shi, Osaka, Japan

Name	Title	Present Occupation	Present Business Address
		Director of Tokushukai, a medical corporation(a part-time position)	3-1-1, Kojimachi, Chiyoda-ku, Tokyo, Japan
		Executive Director of Japan Association of Employers of Persons with Severe Disabilities	3-11-11 Hatchobori, Chuo-ku, Tokyo, Japan

Teruhide Sato	Outside Director	Komisaris of PT MIDTRANS	Midplaza 2, 24th Floor Jl. Jend. Sudirman Kav. 10-11 Jakarta Pusat, 10220 Indonesia
		Director of BEENEXT PTE. LTD.	1 RAFFLES PLACE #29-02 ONE RAFFLES PLACE SINGAPORE, 048616

Ayako Hirota Weissman	Outside Director	Senior Vice President, Senior Portfolio Manager, Director of Asia Strategy of Horizon Kinetics LLC	470 Park Avenue South New York NY 10016

Yasumine Satake	Outside Director	Chairperson of the board of directors of The Japan Opera Foundation (established as a public interest incorporated foundation)	2-43-7 Uehara, Shibuya- Ku, Tokyo, Japan
		Outside Director of Legend Partners Ltd.	1-4-5 Roppongi, Minato-ku, Tokyo, Japan

SBI HOLDINGS, INC. — EXECUTIVE OFFICERS

Name	Title
Kenji Hirai	Executive Officer
Masayuki Yamada	Executive Officer
Makoto Miyazaki	Executive Officer
Kazuhito Uchio	Executive Officer
Hiroaki Morita	Executive Officer
Motoaki Shiino	Executive Officer